UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

CONSOLIDATED FORM

Managers and Related Persons’ Negotiation – Article 11 –CVM Instruction # 358/2002

On March, 2010 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 – CVM Instruction # 358/2002.

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( X ) Board of Directors	( ) Executive Officers	( ) Audit Committee		( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Securities Description				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				222	0.00%	0.00%
Shares	preferred shares				188	0.00%	0.00%
Shares	UNIT’S				12,765	0.00%	0.00%
Debenture committed	SUDA15				430

Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
Shares	commom shares				-
Shares	preferred shares				-
Shares	UNIT’s				-
Debenture committed	SUDA15				-

Closing Balance

Security/ Derivative	Securities Description				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				222	0.00%	0.00%
Shares	preferred shares				188	0.00%	0.00%
Shares	UNIT’S				12,765	0.00%	0.00%
Debenture committed	SUDA15				430

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors ( X ) Controlling Shareholder	( ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Securities Description		Quantity	% of participation
				Same Type/ Class	Total
Shares	commom shares		179,239,392,347	84.21%	83.55%
Shares	preferred shares		154,150,152,665	82.79%	83.55%

Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)

Closing Balance
Security/ Derivative	Securities Description		Quantity	% of participation
				Same Type/ Class	Total
Shares	commom shares		179,239,392,347	84.21%	83.55%
Shares	preferred shares		154,150,152,665	82.79%	83.55%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	( X ) Executive Officers	( ) Audit Committee		( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Securities Description				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				208,438	0.00%	0.00%
Shares	preferred shares				182,918	0.00%	0.00%
Shares	UNIT’S				200,618	0.00%	0.00%
Debenture committed	AMRO14				28
Debenture committed	AMRO15				24
Debenture committed	AMRO16				332
Debenture committed	STBA11				836
Debenture committed	STBA13				24
Debenture committed	SUDA14				67
Debenture committed	SUDA15				28,609

Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
Shares	UNIT’s		sale		8,238
Debenture committed	SUDA15		Repurchase		484
Debenture committed	SUDA15		Application		1,647
Debenture committed	AMRO15		Repurchase		08
Debenture committed	AMRO16		Repurchase		06
Debenture committed	STBA11		Repurchase		23

Closing Balance

Security/ Derivative	Securities Description				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				208,438	0.00%	0.,00%
Shares	Preferred shares				182,918	0.00%	0.00%
Shares	UNIT’S				192,380	0.00%	0.00%
Debenture committed	AMRO14				28
Debenture committed	AMRO15				16
Debenture committed	AMRO16				326
Debenture committed	STBA11				813
Debenture committed	STBA13				24
Debenture committed	SUDA14				67
Debenture committed	SUDA15				29,004*

(*) As a result of transactions in March 2010, there was a reduction of 768 debentures with repurchase agreements (SUDA15) held by Mr. João Eduardo de Assis Pacheco Dacache, due to his departure from the Company on March 16, 2010.

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	( ) Executive Officers	( ) Audit Committee		(X) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Securities Description				Quantity	% of participation
						Same Type/ Class	Total

Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
Shares	UNIT’s			10/13/2009	810

Closing Balance

Security/ Derivative	Securities Description				Quantity	% of participation
						Same Type/ Class	Total
Shares	UNIT’S				810	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Name: Banco Madesant – Sociedade Unipessoal S.A.					CPF/CNPJ: -
Qualification: Avenida Arriaga 73, 2º andar - Funchal Madeira, 9000-060 Portugal

Opening Balance

Security/ Derivative	Securities Description			Quantity		% of participation
						Same Type/Class	Total
ADS	BSBR			3,015,200		0.53%	0.079%

Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (US$)
ADS	BSBR	Santander Investment Securities, Inc. (“SIS”)	Purchase	24	500	11.83	5,915.00
ADS	BSBR	SIS	Purchase	24	5,000	11.84	59,200.00
ADS	BSBR	SIS	Purchase	24	266,000	11.85	3,152,100.00
ADS	BSBR	SIS	Purchase	25	45,300	11.75	532,275.00
ADS	BSBR	SIS	Purchase	29	2,000	11.84	23,680.00
ADS	BSBR	SIS	Purchase	29	2,000	11.85	23,700.00
ADS	BSBR	SIS	Purchase	29	3,900	11.86	46,254.00
ADS	BSBR	SIS	Purchase	29	7,000	11.87	83,090.00
ADS	BSBR	SIS	Purchase	29	9,100	11.88	108,108.00
ADS	BSBR	SIS	Purchase	29	12,100	11.89	143,869.00
ADS	BSBR	SIS	Purchase	29	2,000	11.90	23,800.00
ADS	BSBR	SIS	Purchase	29	2,000	11.91	23,820.00
ADS	BSBR	SIS	Purchase	29	4,000	11.95	47,800.00
ADS	BSBR	SIS	Purchase	29	4,800	11.97	57,456.00
ADS	BSBR	SIS	Purchase	29	18,500	11.98	221,630.00
ADS	BSBR	SIS	Purchase	29	31,200	11.99	374,088.00
ADS	BSBR	SIS	Purchase	29	37,200	12.00	446,400.00
ADS	BSBR	SIS	Purchase	29	5,900	12.01	70,859.00

Saldo Final

Security/ Derivative	Securities Description			Quantity		% of participation
						Same Type/Class	Total
ADS	BSBR			3,473,700		0.61%(*)	0.091%

(*) Based on the total of UNITS outstanding on March 31, 2010 of 562,492,264.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 12, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President